Mega World Food Holding Company

April 18, 2011

John Lucas
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Mega World Food Holding Company
Registration Statement on Form S-1
File No. 333-171046

We hereby request acceleration of the effectiveness of the above registration statement to Tuesday, April 19, 2011 at 12 p.m., noon, or such later time or date as is practical.

We hereby acknowledge that:

•	Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We further undertake to file at the earliest practical date a Prospectus under Rule 424 containing the information concerning Mr. Di as set forth in our letter dated April 14, 2011.

Thank you for your consideration.

Sincerely,

/s/ Xiaozhong Wu

Xiaozhong Wu, Chairman